EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104917 on Form S-3 and Registration Statement No. 333-117452 on Form S-8 of: 1) our report dated February 18, 2005, relating to the financial statements of Metals USA, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the application of fresh start accounting in accordance with AICPA Statement of Position 90-7 “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code” and the lack of comparability of financial information between reporting periods), and 2) our report dated April 28, 2005 relating to management’s assessment on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of Metals USA, Inc. for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Houston, Texas

April  28 , 2005